

January 14, 2011

Mr. James Ivchenko
President
Epolin, Inc.
358-364 Adams Street
Newark, NJ 07105

>   **RE: Epolin, Inc.**
>   **Form 10-K for the Fiscal Year ended February 28, 2010**
>   **Forms 10-Q for the Fiscal Quarters ended May 31, 2010 and August 31, 2010**
>   **File No. 0-17741**

Dear Mr. Ivchenko:

We have reviewed these filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED FEBRUARY 28, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 12</u>

2. Please revise your discussion of sales, cost of sales, and gross profit to discuss the business reasons for the changes between periods. Your current discussion

quantifies the amount of changes between periods by both market and geographic area. However, your MD&A should also provide an analysis, through the eyes of management, of the underlying business reasons for these changes. Please also similarly revise your liquidity discussion on page 14 to provide an analysis of the reasons for material changes in your balance sheet line items between the periods presented. Please refer to Item 303 of Regulation S-K and section 501.04 of the Financial Reporting Codification.

Consolidated Financial Statements

Note C – Income Taxes, page 13

3. For the year ended February 28, 2010, the line item "other reconciling items" represented nearly half of your adjustment to statutory tax. To provide greater transparency to investors, please revise your income tax reconciliation to separately present individual material items currently included within "other reconciling items".

Note L – Earnings Per Share, page 19

4. Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented. See FASB ASC 260-10-50-1.

Note N – Fair Value Measurements, page 22

5. You disclose that all financial assets that are measured at fair value on a recurring basis have been segregated into the most appropriate level within the fair value hierarchy. It doesn't appear that you have disclosed the level within the fair value hierarchy in which the fair value measurements fall. Please revise your disclosure to ensure you provide all of the disclosures required by FASB ASC 820-10-50.

FORM 10-Q FOR THE PERIOD ENDED AUGUST 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operations Outlook, page 6

6. Your disclosures on page 23 of your consolidated financial statements indicate that your environmental compliance activities are not expected to have any material effect on expected capital expenditures, net income or financial condition. However, your disclosures on page seven indicate that you have hired

a licensed state remediation professional as well as environmental counsel. You also indicate that state that environmental testing and other related actions will be "costly" and could require funds to be placed in escrow in order to satisfy State of New Jersey Requirements. Please revise your filing to:
- more fully explain the nature of the testing and related actions;
- quantify the costs you have incurred during the current fiscal year related to these activities; and
- improve your disclosures to help quantify for investors how these "costly" activities are expected to impact your liquidity, results from operations, and financial condition in future periods.

Consolidated Financial Statements

Consolidated Balance Sheets, page 2

7. The column heading of your August 31, 2010 balance sheet indicates that these amounts are unaudited, which implies that your February 28, 2010 balance sheet includes amounts that are audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended August 31, 2010, you should not imply that the February 28, 2010 balance sheet amounts are audited. Please revise.

Note O – Environmental Matters, page 23

8. We remind you that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. Please tell us extent to which you are involved in any environmental contingencies that have a reasonable possibility for loss. If applicable, please provide the detailed disclosures requested for by SAB Topic 5:Y and consider the need for any disclosures required by FASB ASC 450-20-50.

Note P – Prior Period Adjustment, page 23

9. Please revise to disclose which prior periods were affected by this error. Please tell us, in detail, how you considered SAB Topic 1.M and 1.N in determining that no restatement of prior periods was necessary to correct this error. Please also tell us how you considered SAB Topic 1.M, SAB Topic 1.N and ASC 250-10-50 in determining the presentation of your prior period adjustment in your Consolidated Statements of Stockholders' Equity. Please revise to provide the disclosures required by paragraphs 7-10 of FASB ASC 250-10-50.

10. As a related matter, please tell us how you considered if your original disclosures in your management's report on internal control over financial reporting as of February 28, 2010 continue to be appropriate in light of this error. If you conclude that your original assessment of ICFR was incorrect, you should consider if it is necessary to revise your February 28, 2010 report on internal control over financial reporting. You should also re-evaluate the appropriateness of your prior disclosures regarding the effectiveness of your disclosure controls and procedures and make any necessary revisions.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in their filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief